UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934. For the fiscal year ended December 31, 2006

OR

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to _____________

Commission file number 000-18991

Peoples Bancorp Employees’ Savings & Profit Sharing Plan and Trust
(Full title of the plan)

Peoples Bancorp
(Name of the issuer of the securities held pursuant to the plan)

212 West Seventh Street
P.O. Box 231
Auburn, IN 46706
(Address of principal executive office of the issuer)

Peoples Bancorp Employees’ Savings & Profit

Sharing Plan and Trust

EIN 35-1811284 PN 002

Accountants’ Report and Financial Statements

December 31, 2006 and 2005

Peoples Bancorp Employees’ Savings & Profit

Sharing Plan and Trust

December 31, 2006 and 2005

Contents

Independent Accountants' Report	3

Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets Held at End of Year	13

Signature	15

Consent of Independent Accountants	16

Report of Independent Registered Public Accounting Firm

Audit and Administrative Committee

Peoples Bancorp Employees’ Savings & Profit

Sharing Plan and Trust

Auburn, Indiana

We have audited the accompanying statements of net assets available for benefits of Peoples Bancorp Employees’ Savings & Profit Sharing Plan and Trust as of December, 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Indianapolis, Indiana

June 12, 2007

Federal Employer Identification Number: 44-0160260

Peoples Bancorp Employees’ Savings & Profit

Sharing Plan and Trust

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

Assets
	2006	2005

Investments, at fair value	$5,016,076	$4,738,207

Receivables
Accrued income	16,144	16,038
Other	0	1,571
	16,144	17,609

Total assets	5,032,220	4,755,816

Liabilities
Administrative fees payable	2,877	0

Net Assets Available for Benefits	$5,029,343	$4,755,816

See Notes to Financial Statements

Peoples Bancorp Employees Savings & Profit

Sharing Plan and Trust

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	2006	2005
Investment Income
Net appreciation in fair value of investments	$206,854	$130,573
Interest	14,861	7,638
Dividends	62,848	61,620
Net investment income	284,563	199,831

Contributions
Employer	107,427	110,179
Participants	308,183	305,386
Rollovers	0	13,217
	415,610	428,782
Total additions	700,173	628,613

Deductions
Benefits paid to participants	394,943	412,450
Administrative expenses	31,703	27,769
Total deductions	426,646	440,219

Net Increase	273,527	188,394

Net Assets Available for Benefits, Beginning of Year	4,755,816	4,567,422

Net Assets Available for Benefits, End of Year	$5,029,343	$4,755,816

See Notes to Financial Statements

Peoples Bancorp Employees Savings & Profit

Sharing Plan and Trust

Notes to Financial Statements

December 31, 2006 and 2005

Note 1:	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the plan administrator.

General

The Plan is a defined-contribution plan sponsored by Peoples Bancorp (Bank) for the benefit of its employees who are age 18 or older. Employees who are compensated on an hourly basis, other than those employed by First Savings Bank, shall not be eligible for participation in the Plan. Effective January 1, 2006, hourly employees from First Savings Bank are also excluded from participation in the Plan. Employment with First Savings Bank and Peoples Federal Savings Bank of DeKalb County is included for eligibility and vesting purposes. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Bank of New York is the trustee of the Plan. Pentegra Services, Inc. is the record-keeper of the Plan.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Bank make annual contributions of up to 75% of eligible compensation. Employee rollover contributions are also permitted. The Bank makes matching contributions of 50% of employees’ salary deferral amounts up to 6% of employees’ compensation. Contributions are subject to certain limitations.

Participant Investment Account Options

Investment account options available include various funds including Bank stock. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s contribution and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Peoples Bancorp Employees Savings & Profit

Sharing Plan and Trust

Notes to Financial Statements

December 31, 2006 and 2005

Note 1:	Description of the Plan continued

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Bank’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after six years of continuous service. The nonvested balance is forfeited upon termination of service. The Bank has the option to either use forfeitures to reduce employer contributions or administrative expenses or allocate among eligible participants based upon compensation. During 2006 and 2005, forfeitures of approximately $6,000 and $8,300 were reallocated to eligible participants. At December 31, 2006 and 2005, forfeitures available for use was approximately $17,500 and $8,800, respectively.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount, installments or a monthly annuity payment equal to the value of his account. Participants may also request distributions in kind of Bank stock. Certain in-service withdrawals are also allowed in the Plan.

Participant Loans

The Plan document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence which have a repayment period of not more than 15 years) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator, generally prime plus 1%.

Plan Termination

Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Peoples Bancorp Employees Savings & Profit

Sharing Plan and Trust

Notes to Financial Statements

December 31, 2006 and 2005

Note 2:	Summary of Significant Accounting Policies

Method of Accounting

The financial statements are prepared on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. The amounts shown in Note 3 for securities that have no quoted market prices are estimated fair values as determined by the trustee. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Tax Status

The Plan operates under a nonstandardized adoption agreement in connection with a prototype retirement plan and trust/custodial document sponsored by Pentegra Services, Inc. This prototype plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Peoples Bancorp Employees Savings & Profit

Sharing Plan and Trust

Notes to Financial Statements

December 31, 2006 and 2005

Note 2:	Summary of Significant Accounting Policies continued

Administrative Expenses

Administrative expenses may be paid by the employer or the Plan, at the employer’s discretion.

Peoples Bancorp Employees Savings & Profit

Sharing Plan and Trust

Notes to Financial Statements

December 31, 2006 and 2005

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust fund. The fair value of the Plan’s investments at December 31 was as follows:

	2006	2005
Investments at fair value as determined by quoted prices or
trustee in an active market
Peoples Bancorp Common Stock	$1,622,298	$1,739,985
Common collective trust funds	3,011,046	2,652,638

Investments at cost which approximates market
Money market funds	301,117	282,712
Participant loans	81,615	62,872

	$5,016,076	$4,738,207

The fair value of individual investments that represented 5% or more of the Plan’s assets were as follows:

	2006	2005

Peoples Bancorp Common Stock	$1,622,298	$1,739,985
SSA - S&P 500 Equity Index Fund	561,921	481,841
SSA - Aggressive Strategic Balanced Fund	256,696	0
SSA - Midcap 400 Equity Index Fund	541,067	465,687
SSA - Income Plus Fund	0	217,796
SSA - Moderate Strategic Balanced Fund	483,163	421,616

During the years ended 2006 and 2005, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value by $206,854 and $130,573, respectively.

Net depreciation for 2006 and 2005 related to Peoples Bancorp common stock was $124,419 and $47,276, respectively. $331,273 and $177,849 of net appreciation related to the collective investment funds for 2006 and 2005, respectively.

Interest and dividends realized on the Plan’s investments for the years ended 2006 and 2005 were $77,709 and $69,258, respectively.

Peoples Bancorp Employees Savings & Profit

Sharing Plan and Trust

Notes to Financial Statements

December 31, 2006 and 2005

Note 4:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in certain funds of the asset manager used by the Plan trustee. Fees paid for the administration of these funds were $3,970 and $5,228 during 2006 and 2005, respectively.

The Plan paid $27,733 and $22,541 of record-keeping fees to Pentegra Services, Inc. during 2006 and 2005, respectively.

The Bank provides certain administrative services at no cost to the Plan.

The Plan invests in Peoples Bancorp common stock. Activity at fair value was as follows:

Peoples Bancorp
Common
Stock

Balance, January 1, 2005	$1,914,062
Changes	(174,077)

Balance, December 31, 2005	1,739,985
Changes	(117,687)

Balance, December 31, 2006	$1,622,298

Peoples Bancorp Employees Savings & Profit

Sharing Plan and Trust

Notes to Financial Statements

December 31, 2006 and 2005

Note 5:	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005, to Form 5500:

2005

Benefits paid to participants per the financial statements	$412,450
Add: Amounts allocated to withdrawing participants at
end of year	0
Less: Amounts allocated to withdrawing participants at
beginning of year	(822)

Benefits paid to participants per Form 5500	$411,628

Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements also include reporting realized gains and losses in Form 5500 based on the beginning of the year current value of the assets sold or the cost of assets acquired during the year and in the accompanying statement of changes in net assets available for benefits based on the original cost.

Note 6:	Plan Amendment

The Plan was amended January 1, 2006 to exclude First Savings Bank hourly employees from participating in the Plan.

Note 7:	Subsequent Events

The Plan was amended effective June 1, 2007 to allow special election for bonuses and to no longer allow the annuity option as a form of distribution.

Supplemental Schedule

Note 1:

Peoples Bancorp Employees Savings & Profit

Sharing Plan and Trust

Supplemental Schedule

EIN 35-1811284 PN 002

Schedule H, Line 4i - Schedule of Assets Held at End of Year

December 31, 2006

(a)(b)	(c)
	Description of Investment
Identity of Issue	Including Maturity Date,
Borrower, Lessor, or	Rate of Interest, Collateral,	Current
Similar Party	Par or Maturity Value	Value

Common Stock
*Peoples Bancorp	82,876 shares	$1,622,298

Common Collective Trust Funds
*Pentegra Stable Value Fund	19,152 units	201,809
*SSA - S&P 500 Equity Index Fund	2,090 units	561,921
*SSA - Midcap 400 Equity Index Fund	19,211 units	541,067
*SSA - Conservative Strategic Balanced Fund	13,267 units	195,451
*SSA - Moderate Strategic Balanced Fund	35,373 units	483,163
*SSA - Aggressive Strategic Balanced Fund	20,701 units	256,696
*SSA - S&P 500 Equity Value Fund	17,082 units	211,880
*SSA - S&P 500 Equity Growth Fund	11,402 units	129,991
*SSA - Russell 2000 Index Fund	4,462 units	114,359
*SSA - EAFE Index Fund	6,948 units	147,329
*SSA - Nasdaq 100 Index Fund	4,066 units	44,132
*SSA - Passive Long Treasury Fund	11,636 units	123,248
		3,011,046
Money Market Funds
*SSA - Government/Money Market Fund	207,963 units	207,963
Collective Short-Term Investment Fund	93,154 units	93,154
		301,117

*Participant Loans	5.0% to 9.25%	81,615

		$5,016,076

*Party-in-interest

Peoples Bancorp Employees Savings & Profit

Sharing Plan and Trust

Signature

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Peoples Bancorp Employees Savings & Profit
Sharing Plan and Trust

By: /s/ Douglas D. Marsh

Member, Budget Committee of the Board of Directors, as Plan

Administrator

Peoples Bancorp Employees Savings & Profit

Sharing Plan and Trust

Consent of Independent Accountants

We consent to the incorporation by reference in the Registration Statement of Peoples Bancorp on Form S-8 (File Number 0-18991) of our report dated June 12, 2007 of our audit on the financial statements of Peoples Bancorp Employees’ Savings & Profit Sharing Plan and Trust for the year ended December 31, 2006 which report is included in its Annual Report on Form 11-K.

/s/ BKD, LLP

Indianapolis, IN

June 25, 2007